Exhibit 99.1

Huami Corporation to Hold 2019 Annual General Meeting on December 16, 2019

BEIJING, November 28, 2019 /PRNewswire/ — Huami Corporation (“Huami” or the “Company”) (NYSE: HMI), a biometric and activity data-driven company with significant expertise in smart wearable technology, today announced that that it will hold its 2019 Annual General Meeting of Shareholders (the “AGM”) at 30/F, China World Office 2, No. 1, Jian Guo Men Wai Avenue, Chaoyang District, Beijing, People’s Republic of China, at 2:00 pm (Beijing Time) on December 16, 2019. No proposal will be submitted to shareholders for approval and no resolutions will be considered, voted upon, passed or adopted at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on December 2, 2019, (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend, the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A or Class B ordinary shares, par value US$0.0001 per share, at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Investor Relations section of the Company’s website at http://www.huami.com/investor, or by writing to Investor Relations Department, Huami Corporation, Zhongguancun Software Park, Building #23, Room 206, No. 8 Dongbeiwang West Road, Haidian District, Beijing, the People’s Republic of China, or by sending an email to ir@huami.com.

About Huami Corporation

Huami is a biometric and activity data-driven company with significant expertise in smart wearable technology. Since its inception in 2013, Huami has quickly established its global market leadership and recognition by shipping millions of units of smart wearable devices. In 2018, Huami shipped 27.5 million units of smart wearable devices. Huami has one of the largest biometric and activity databases in the global smart wearables industry. Huami’s mobile apps work hand in hand with its smart wearable devices and provide users with a comprehensive view and analysis of their biometric and activity data.

For investor and media inquiries, please contact:

In China:

Huami Corporation

Grace Yujia Zhang

E-mail: ir@huami.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: huami@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huami@tpg-ir.com